Exhibit 99.1

Hollard Group Risk Goes Live with Sapiens Data and Analytics Solution to
Complement Sapiens CoreSuite for Life & Pensions

The implementation accelerates HGR’s complete core transformation for Life & Pensions

Uxbridge, UK, September 30, 2024  — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that South Africa’s Hollard Group Risk (HGR), a division of Hollard Life Insurance Company Limited, has gone live with Sapiens DataSuite, to accelerate the complex migration of HGR’s business and align processes with Sapiens CoreSuite for Life & Pensions. DataSuite will support the transition period between the core system and HGR’s legacy system.

Sapiens DataSuite supports the complex launch of CoreSuite by producing actionable insights and automated, consolidated reports across HGR legacy system and CoreSuite system among all lines of business to deliver maximum business value. Among its many benefits, DataSuite empowers HGR with the ability to manage their data and reporting needs and seamlessly operate their business as usual during the migration from their legacy policy administration system. The solution provides HGR with a detailed suite of operational, claims, underwriting, financial, risk and actuarial reports.

In addition, integrating DataSuite with HGR’s legacy policy administration system and CoreSuite significantly reduces the complexities of the migration process, which required complicated development of tailored reports and merging of reports across the legacy and CoreSuite systems.  CoreSuite’s policy administration system includes the full range of group scheme processing including enrolment via file for bulks or manually for a single member, periodical payroll processing, premium payments, commission and binder fee calculations, renewal calculations, and claims.

“The implementation of DataSuite propels our long and trusted relationship with Sapiens to a new level of partnership,” said Duran Chetty, HGR’s COO & CIO. “Sapiens CoreSuite for Life & Pensions is replacing our core legacy system to drive down operational costs and deliver automated, seamless user experiences for customers, alliance partners, and HGR staff. CoreSuite and DataSuite will also help accelerate our digital transformation objectives. Sapiens’ dedicated data solution and data warehouse have stepped in to handle our existing business volumes, while accommodating expected growth.”

“Sapiens delivered HGR a complete transformation package to accelerate their market position and reduce the complexities of their reporting requirements,” said Roni Al-Dor, Sapiens President and CEO. “HGR’s launch of Sapiens CoreSuite was the first comprehensive group risk implementation in South Africa, and we are excited to see the continuation of this project with DataSuite and to accompany HGR as they expand.”

Sapiens CoreSuite for Life & Pensions is a software solution for end-to-end core operations and processes. An award-winning policy administration system, it supports individual and group products across life, health, wealth & retirement.

Sapiens DataSuite is a data management solution that empowers insurers to transform their data into actionable insights to maximize the value of their data. DataSuite is a modular, highly innovative business intelligence solution specifically for insurance markets.

About Hollard Group Risk (HGR)

Hollard Group Risk (HGR) is a division of Hollard Life Insurance Company Limited. HGR is an independent specialist risk manager that provides a comprehensive range of flexible risk benefit solutions to employer and affinity groups, both locally and internationally. For more information, visit https://hollardgrouprisk.com/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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